Exhibit 99.1

BitFuFu Announces Changes in Board of Directors

SINGAPORE, November 15, 2024 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today announced changes in its board of directors (the “Board”).

Mr. Cheng Yao has resigned from the Board, effective from November 14, 2024. Mr. Yao’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Leo Lu, Chairman and Chief Executive Officer of BitFuFu, commented, “On behalf of the Board, I would like to express my sincere gratitude to Mr. Yao for his valuable contributions to BitFuFu. We wish him continued success in his future endeavors.”

With the above changes, the Board currently consists of five directors: Leo Lu, Celine Lu, Huaiyu Liu, Yeeli Hua Zheng and Joshua Kewei Cui.

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com